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U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

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1.  Investment company Act File Number:                       Date examination
completed:

               814-139                                            November 20,
2002
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2.  State Identification Number:


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
AL079701227-705344             AK 97-02623  AZ S-005462        AR 97-M0289-01
CA915-1689
CO 97-12-627   CT 215944       DE           DC                 FL 048506D     GA
SC-818
HI SC 2488     ID 47884        IL R9944249  IN 97-0175RC       IA I-38334     KS
97s-1134
KY 33726       LA 49977        ME IC-99-9004MD SM980472        MA             MI
225312
MN R-39638.1   MS 97-04-002    MO 97-00339  MT 36759           NE 114463      NV
19891
NH             NJ SR-9755      NM 984311    NY                 NC 13995       ND
U843
OH 17579       OK SE-2014281   OR 98-0421   PA 97-04-008       RI             SC
RE 10748
SD 17792       TN              TX C52607-00000                 UT A60677-43
VT 4/09/97-60  VA              WA C-55739   WV MF 31407        WI 380219-01   WY
PUERTO RICO
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  Other (specify):

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3. 	Exact name of investment Company as specified in registration statement:

Technology Funding Venture Capital Fund VI, LLC
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4. 	Address of principal executive office:  (number, street, city, state, zip code)

1107 Investment Blvd, Suite 180, Eldorado Hills, CA 95762
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To the Managing General Partners of:
Technology Funding Partners III, L.P.,
Technology Funding Venture Partners IV, An Aggressive Growth Fund,
L.P.,
Technology Funding Venture Partners V, An Aggressive Growth Fund,
L.P.,
Technology Funding Medical Partners I, L.P. and,
Technology Funding Venture Capital Fund VI, LLC


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth
Fund, L.P., Technology Funding Venture Partners V, An Aggressive
Growth Fund, L.P., Technology Funding Medical Partners I, L.P., and Technology Funding Venture Capital Fund VI, LLC (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 fn 15 under the Investment Company Act of 1940 (the Act) as of November 20, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 20, 2002, and with respect to agreement of security purchases and sales, for the period from September 19, 2002, through November 20, 2002.

Count and inspection of all securities located in the vault of Borel Bank in without prior notice to management;
Reconciliation of all such securities to the books and records of the Funds and the Custodian Agreement of 3 security purchases and 3 security sales or maturities since September 19, 2002 from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 20, 2002, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Managing General Partners, management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Albuquerque, New Mexico
December 16, 2002

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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF
1940



We, as members of management of Technology Funding
Partners III, L.P., Technology Funding Venture
Partners IV, An Aggressive Growth Fund, L.P.,
Technology Funding Venture Partners V, An Aggressive
Growth Fund, L.P., Technology Funding Medical
Partners I, L.P. and Technology Funding Venture
Capital Fund VI, LLC (collectively, the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940.
We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 19, 2002, and from
December 31, 2001 through September 19, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 19,
2002, and from December 31, 2001 through September
19, 2002, with respect to securities reflected in the investment account of the Funds.


Technology Funding Limited

By:

/s/Charles R. Kokesh
__________________________
Charles R. Kokesh
Managing General Partner
December 16, 2002